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                                  SCHEDULE 13G

                                 (RULE 13d-102)

 Information to be Included in Statements Filed Pursuant to Rule 13d-1(b), (c) and (d) and Amendments Thereto Filed Pursuant to Rule 13d-2.



                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                          (Amendment No. ___________)*

                              North Bancorp, Inc.
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                                (Name of Issuer)

                    Common Stock, $1.00 par value per share
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                         (Title of Class of Securities)

                                   65746P106
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                                 (CUSIP Number)

                                 June 29, 2001
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            (Date of Event Which Requires Filing of this Statement)

         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                  [ ]    Rule 13d-1(b)

                  [X]    Rule 13d-1(c)

                  [ ]    Rule 13d-1(d)

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP NO. 65746P106                   13G                     PAGE 2 OF 6 PAGES
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  1     Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons
        (Entities Only)

        Keith H. Gornick
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  2     Check the Appropriate Box if a Member of a Group     (a) [ ]
        (See Instructions)                                   (b) [ ]


--------------------------------------------------------------------------------
  3     SEC Use Only


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  4     Citizenship or Place of Organization

        United States
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    Number of
                           5       Sole Voting Power

     Shares                        13,972
                           -----------------------------------------------------
   Beneficially            6       Shared Voting Power

                                   28,900
     Owned by              -----------------------------------------------------
                           7       Sole Dispositive Power

       Each                        13,972
                           -----------------------------------------------------
     Reporting             8       Shared Dispositive Power


    Person With                    28,900
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  9     Aggregate Amount Beneficially Owned by Each Reporting Person

        42,872
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 10     Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]
        (See Instructions)


--------------------------------------------------------------------------------
 11     Percent of Class Represented by Amount in Row (9)

        8.16%
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 12     Type of Reporting Person (See Instructions)
        IN
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CUSIP NO. 65746P106                   13G                     PAGE 3 OF 6 PAGES
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  1     Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons
        (Entities Only)
        The Gornick Fund
        38-6063404
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  2     Check the Appropriate Box if a Member of a Group     (a) [ ]
        (See Instructions)                                   (b) [ ]


--------------------------------------------------------------------------------
  3     SEC Use Only


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  4     Citizenship or Place of Organization

        Michigan Non-Profit Corporation
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    Number of
                           5       Sole Voting Power

     Shares                        -0-
                           -----------------------------------------------------
   Beneficially            6       Shared Voting Power

                                   28,900
     Owned by              -----------------------------------------------------
                           7       Sole Dispositive Power

       Each                        -0-
                           -----------------------------------------------------
     Reporting             8       Shared Dispositive Power


    Person With                    28,900
--------------------------------------------------------------------------------
  9     Aggregate Amount Beneficially Owned by Each Reporting Person

        28,900
--------------------------------------------------------------------------------
 10 Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ] (See Instructions)


--------------------------------------------------------------------------------
 11     Percent of Class Represented by Amount in Row (9)

        5.5%
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 12     Type of Reporting Person (See Instructions)
        CO: Nonprofit corporation
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ITEM 1.

       (a) Name of Issuer: North Bancorp, Inc.

       (b) Address of Issuer's Principal Executive Offices:
                501 West Main Street
                Gaylord, Michigan 49735

       This Schedule 13G is being filed jointly by Keith H. Gornick, individually and The Gornick Fund, a Michigan non-profit corporation, of which Mr. Gornick is the Vice President and in such capacity shares with the corporation the power to vote, or to direct the voting of its stock and the power to dispose or to direct the disposition of its stock. The Joint Filing Agreement is attached as Exhibit 1.

ITEM 2.

       (a) Name of Person Filing: KEITH H. GORNICK

       (b) Address of Principal Business Office, if none, residence:
                P.O. Box 85
                Gaylord, Michigan 49735

       (c) Citizenship: United States

       (d) Title of Class of Securities: Common Stock, $1.00 par value

       (e) CUSIP Number: 65746P106

       (a) Name of Person Filing: THE GORNICK FUND

       (b) Address of Principal Business Office, if none, residence:
                P.O. Box 957
                Bloomfield Hills, Michigan 48303

       (c) Citizenship: Michigan Non-Profit Corporation

       (d) Title of Class of Securities: Common Stock, $1.00 par value

       (e) CUSIP Number: 65746P106

ITEM 3.

       If this statement is filed pursuant to ss.ss.240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

       (a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
       (b) [ ]     Bank as defined in section 3(a)(6) of the Act (15 U.S.C.
                   78c).
       (c) [ ] Insurance company as defined in section 3a(19) of the Act (15 U.S.C.78c).

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       (d) [ ]     Investment company registered with under section 8 of the
                   Investment Company Act of 1940 (15 U.S.C. 80a-8).
       (e) [ ]     An investment advisor in accordance withss.240.13d-1(b)(1)
                   (ii)(E);
       (f) [ ]     An employee benefit plan or endowment fund in accordance
                   withss.240.13d-1(b)(1)(ii)(F);
       (g) [ ]     A parent holding company or control person in accordance
                   withss.240.13d-1(b)(1)(ii)(G);
       (h) [ ]     A savings associations as defined in Section 3b of the
                   Federal Deposit Insurance Act (12 U.S.C. 1813);
       (i) [ ]     A church plan that is excluded from the definition of an
                   investment company under section 3(c)(14)of the Investment
                   Company Act of 1940 (15 U.S.C. 80a-3);
       (j) [ ]     Group, in accordance withss.240.13d-1(b)(1)(ii)(J).

ITEM 4. OWNERSHIP.
       Keith Gornick:
       (a)      Amount beneficially owned: 42,872
       (b)      Percent of class: 8.16%
       (c)      Number of Shares as to which person has:
                (i) Sole power to vote or to direct the vote: 13,972
                (ii) Shared power to vote or direct the vote: 28,900
                (iii) Sole power to dispose or direct the disposition of:
                      13,972;
                (iv) Shared power to dispose or direct the disposition of:
                     28,900.

       The Gornick Fund:
       (a)      Amount beneficially owned: 28,900
       (b)      Percent of class: 5.5%
       (c)      Number of Shares as to which person has:
                (i) Sole power to vote or to direct the vote: -0-
                (ii) Shared power to vote or direct the vote: 28,900
                (iii) Sole power to dispose or direct the disposition of: -0-;
                (iv) Shared power to dispose or direct the disposition of:
                     28,900.

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

     N/A

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

     N/A

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH
     ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

     N/A


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ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

     N/A

ITEM 9. NOTICE OF DISSOLUTION OF GROUP

     N/A

ITEM 10. CERTIFICATION

      (a) N/A

      (b) The following certification shall be included if the statement is filed pursuant to 240.13d-1(c):

       By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for purposes of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                      Date 7/9/01

                                      /s/ Keith H. Gornick
                                      ---------------------------------
                                      Keith H. Gornick
                                      Reporting Person

                                      The Gornick Fund

                                      By: /s/ Keith Gornick
                                          -----------------------------
                                          Keith H. Gornick
                                      Its: Vice President



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                                    EXHIBIT 1

                       SCHEDULE 13G JOINT FILING AGREEMENT

       Each of the undersigned persons executing this joint filing agreement (this "Agreement") agrees as follows with respect to the undersigned person:

       (i) The undersigned person executing this Agreement is individually eligible to use the Schedule 13G to which this Exhibit is attached and such
Schedule 13G is filed on behalf of the undersigned person executing this Agreement; and

       (ii) The undersigned person executing this Agreement is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning the undersigned person contained herein; but the undersigned person executing this Agreement is not responsible for the completeness or accuracy of the information statement concerning any other person making the filing, unless the undersigned person knows or has reason to believe that such information is inaccurate.

       This Agreement may be executed, in any number of counterparts, each of which shall be deemed to be an original, but all of which, taken together, shall constitute one and the same instrument.

DATED: July 9, 2001

                                         /s/ Keith H. Gornick
                                     -------------------------------------------
                                         Keith H. Gornick

                                     The Gornick Fund

                                     By: /s/ Keith H. Gornick
                                        ----------------------------------------
                                         Keith H. Gornick
                                     Its: Vice President